Exhibit 99.4
POWER OF ATTORNEY
This power of attorney is made on 21 October 2010 by Waha Capital PJSC, a public joint stock company incorporated under the laws of the United Arab Emirates, with its corporate seat at Abu Dhabi and its principal offices located at Aseel Building, Six Towers, 4th floor, Al Bateen, Abu Dhabi, United Arab Emirates (the Company).
The Company hereby appoints each of Salem Rashid Al Noaimi, Michael Raynes, Safwan Said, Hani Ramadan, Andrew Schoorlemmer, Nicola Renwick and Ed Reilly as attorney (each an Attorney) with the full power and authority of the Company for the following purposes:
(a)	to execute in the Company’s name and on the Company’s behalf in whatever manner required any document, contract, deed or thing lawfully necessary to effect the transaction set out in the framework agreement to be entered into between the Company, Waha AC Coöperatief U.A. (Coöp), AerLift Leasing Limited (NewCo), Aercap Holdings N.V. (AerCap), AerCap Aerventure Holding B.V. (AerCap Holdco) and Waha AV Participations B.V. (Waha Participations), (the Framework Agreement), including, without limitation:
(i)	the aircraft sale agreement to be entered into between, inter alia, Coöp, AerCap, NewCo and the Company pursuant to which the Aircraft (as defined in that agreement) will be transferred by the Company (or its related companies) to NewCo (or its related companies), whether by way of asset sale, transfer of trade or share sale (the Aircraft Sale Agreement);

(ii)	the shareholders’ agreement to be entered into between Coöp, AerCap, NewCo and the Company relating to the ongoing management and control of NewCo (the Shareholders’ Agreement);

(iii)	the subscription agreement to be entered into between AerCap, Coöp and the Company in relation to Coöp’s subscription for shares in AerCap (the Subscription Agreement);

(iv)	the deed of warranties to be entered into between the Company and AerCap Holdco (the Deed of Warranties);

(v)	the disclosure letter from the Company to AerCap Holdco disclosing certain matters in relation to the warranties contained in the Deed of Warranties (the Disclosure Letter);

(vi)	the LTV Debt Facility Agreement between the Company and NewCo and pursuant to which the Company will make available the LTV Debt Facility up to a maximum aggregate amount of $7.5 million (the LTV Debt Facility Agreement);

(vii)	the loan agreement to be entered into between the Company and AerCap, pursuant to which the Company will lend an amount to AerCap for the purposes of the additional equity funding obligations of AerCap required in respect of a decrease in the unblocked maintenance reserve of certain aircraft (the Shareholder Loan Agreement);

(viii)	the loan agreement to be entered into between the Company and NewCo, pursuant to which the Company will make available an aggregate amount of up to $22.5 million to NewCo and its subsidiaries in the event that the new debt financing to be obtained in connection with the Transaction is insufficient (the Shortfall Facility Agreement);

(ix)	the Servicing Agreements (as set out in the Framework Agreement) (the Servicing Agreements);

(x)	the Membership Contribution Agreement to be entered into between the Company and Coöp pursuant to which the Company shall make capital contributions to Coöp in respect of the equity financing aspects of the Transaction (the Membership Contribution Agreement);

(xi)	the Outstanding Aircraft Servicing Agreements (as set out in the Framework Agreement) (the Outstanding Aircraft Servicing Agreements);

(xii)	the EK Servicing Agreements (as set out in the Framework Agreement) (the EK Servicing Agreements);

(xiii)	the cash management agreement to be entered into by the Company and Aercap Cash Manager II Limited, amongst others (the Cash Management Agreement);

(xiv)	(the administrative agency agreement to be entered into by the Company and Aercap Administrative Services Limited, among others (the Administrative Agency Agreement);

(xv)	the agreed form joint announcement to be made on the date of the signing of the Framework Agreement by AerCap and the Company (the Agreed Form Announcement);

(xvi)	the deed of release to be entered into between the Company and AerCap HoldCo relating to the charge over the shares of AerCap Holdco in AerVenture Limited (the Deed of Release);

(xvii)	the deed of termination to be entered into between, among others, the Company, AerCap Ireland Limited and AerCap Administrative Services Limited in respect of a Services Delegation and Cooperation Agreement dated 21 June 2009 (the Deed of Termination);

(xviii)	the deed of termination to be entered into between AerCap and the Company relating to a loan agreement dated 21 June 2009 between AerCap and the Company in connection with, inter alia, the part-financing of acquisition of four (4) Airbus A320-200 aircraft (the Loan Deed of Termination)

(xix)	the netting agreement to be entered into between Waha, Coöp, Waha Participations, AerCap, AerCap Holdco and AerVenture Limited (the Netting Agreement);

(xx)	the confirmation from the Company that the existing guarantee given by the Company given in relation to the existing lease for MSN 1811 remains in full force and effect (the MSN 1811 Guarantee);

(xxi)	the notice and acknowledgement to be given by the Company in connection with the lease novation and amendment deed relating to MSN 27213 (the MSN 27213 Notice and Acknowledgement);

(xxii)	the guarantee to be given by the Company in favour of Jazz Air LP in connection with the lease novation and amendment deed to be entered into in connection with MSN 15055 (the MSN 15055 Guarantee);

(xxiii)	the guarantee dated 19 November 2008 given by the Company in favour of Aeroflot in connection with the existing lease for MSN 963 (the MSN 963 Guarantee);

(xxiv)	the confirmation from the Company that the MSN 963 Guarantee shall remain in full force and effect and shall remain valid, binding and enforceable against it following completion of the Transaction (the MSN 963 Confirmation);

(xxv)	an existing guarantee restatement and release to be given by the Company in connection with the lease novation and amendment agreement relating to MSN 1156 (the 1156 Existing Guarantee Restatement and Release);

(xxvi)	an existing guarantee restatement and release to be given by the Company in connection with the lease novation and amendment agreement relating to MSN 1149 (the 1149 Existing Guarantee Restatement and Release); and

(xxvii)	the provision of interest-free inter-company loans by the Company to the relevant purchaser(s), such loans to be repaid on completion of the out of the proceeds of the New Financing and the equity financing as defined in the Framework Agreement (the Inter Company Loans),

(together the Transaction); and
(b)	to do or cause to be done all such acts and things and to sign any other documents as any Attorney in his absolute discretion may reasonably deem necessary or desirable in order to carry out and give effect to the Transaction or any related matter.
The Company undertakes to ratify whatever the Attorney may do in its name or on its behalf in exercising the powers contained in this document and to indemnify the Attorney against any loss incurred by him in connection with anything lawfully done by him in the exercise or the purported exercise of the powers contained in this document, except for any loss which would not have arisen but for the negligence or fraud of the Attorney.
Unless revoked earlier, this appointment will terminate on 31 March 2011.
This power of attorney is governed by the laws of the United Arab Emirates.

EXECUTED by WAHA CAPITAL PJSC	) )	/s/ Salem Rashid Al Noaimi
acting by its Chief Executive Officer in the	)
presence of Safwan Said:	)	Salem Rashid Al Noaimi

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